Worldwide Pipeline Rehabilitation	17988 Edison Avenue Chesterfield, MO 63005	P Phone: 636-530-8000 Fax: 636-519-8010 www.insituform.com

June 25, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549
Attention:  Terence O’Brien, Branch Chief

Re:      Insituform Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A filed on March 17, 2010
File No. 000-10786

Dear Mr. O'Brien:

           On behalf of Insituform Technologies, Inc. (the “Company”), I am writing in response to the comments contained in your letter dated June 4, 2010 (the “Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) filed on March 1, 2010 and the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy”) filed on March 17, 2010.

We have made every effort to address your observations and recommendations included in the Letter where appropriate.  For your convenience, we have included below in italics the original text of your comments from the Letter followed by our response.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us supplementally of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:
The Company supplementally advises the Staff that during the first quarter of 2010, the Company’s Compensation Committee, in concert with management, reviewed the Company’s compensation policies and practices for all employees and determined that these policies and practices are not reasonably likely to have a material adverse effect on the Company.  The process included a review of each of the Company’s compensation programs to consider i) employee eligibility, ii) materiality of awards, iii) caps within each program, iv) existence of performance metrics (single vs. multiple), v) ability of management to control risk, and vi) quality of existing oversight and control.  Overall, the Compensation Committee and management determined that our compensation policies and practices are designed to support the Company’s overall philosophy that compensation should be linked with individual goals and objectives as well as the financial performance of the entire Company over the long-term, without encouraging inappropriate risk-taking.  For example:

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

·
The Compensation Committee approves a peer group of companies to ensure executive compensation remains competitive relative to the compensation paid to similarly situated executives of our peer group.  Peer group data is reviewed for all executives. In addition, the Company reviews market-based pay rates by location and by scope of work for both hourly/exempt and salaried employees and seeks to set base pay rates at the market median.

·	For most non-executive employees, a base pay rate or annual base salary comprises the vast majority of their annual compensation.

·
For those employees eligible for bonuses, including the executive officers of the Company, receipt of bonuses generally depends on the achievement of both Company objectives and individual objectives that are set at the beginning of the year.  For most employees, except the executive officers, even if all objectives are met, bonuses will be significantly less than their annual base pay.

·	Performance criteria and related objectives measure not only short-term performance goals but also long-term performance tied to stock performance.

·	Financial metrics for achievement of such bonuses are set at reasonable levels in light of past performance and market conditions.

·
Expenses relating to incentive compensation are not a significant percentage of any business unit’s revenues and the percentage of total annual payroll and the percentage of the Company’s net income spent on incentive compensation is relatively equal across business units and between compensation programs.

·	Various auditing processes are employed on a regular basis in an effort to assure compliance with established internal controls and standards relating to ethics and business conduct.

·
The Company’s Delegation of Authority Policy provides that only certain key employees may approve pay adjustments and bonuses, enter into contracts, bid on projects, enter into financing arrangements, or file and settle lawsuits.  In many instances, authority rests solely with the Board of Directors.

·
The Company has implemented a code of conduct, a claw-back policy for incentive compensation wrongfully paid, stock ownership requirements for senior management and business unit leaders, stock holding requirements, vesting criteria, and caps on awards.

Based on the above, the Compensation Committee and management have determined that the compensation policies and practices for the Company’s employees are not reasonably likely to have a material adverse effect on the Company or its business.

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

Item 1 – Business, page 3

Competition, page 10

2.
Your disclosure about the competitive environment, including the related risk factor disclosure on page 11, is somewhat broad and generic.  In future filings please expand your disclosure to comply with 101(c)(1)(x) of Regulation S-K to discuss, if material, an estimate of the number of competitors, if known or reasonably available to you.  Also if material, please give separate consideration to principal products and services you offer in each of your segments.

Response:	The Company advises the Staff that the Company intends to include in its future filings an expansion of the Company’s competitive environment disclosure, including the related risk factor disclosure. This expanded disclosure will include more detailed information regarding our competitors in each of our business segments.

Item 1A – Risk Factors, page 11

3.
Please note that you should disclose all known material risks, and you are responsible for the disclosure in your filing.  If risks are not deemed material, you should not reference them.  In future filings, please revise or remove the second and third sentences in the introductory paragraph accordingly.

Response:	The Company advises the Staff that the Company intends to exclude the second and third sentences of the introductory paragraph to Item 1A in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Liquidity and Capital Resources, page 32

4.
You state that your senior notes and credit facility include restrictive covenants, including a consolidated leverage ratio and fixed charge ratio, which you have passed at December 31, 2009 and March 31, 2010.  To the extent that future non-compliance of any debt covenant is reasonably likely, please revise future filings to disclose and discuss the specific terms of any such covenants.  Your disclosures should include actual ratios/ amounts for each period and the most restrictive required ratios/ amounts.  This will allow the readers to understand how much cushion there is between the required ratios and the actual ratios.  Your disclosure should also address the risks and potential consequences of not complying with your debt covenants.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:
As of December 31, 2009 and March 31, 2010, future non-compliance with any debt covenant was not reasonably likely.  Cushion in excess of 20% existed on all debt covenants at both December 31, 2009 and March 31, 2010.  To the extent that future non-compliance of any debt covenants becomes reasonably likely, we will revise our future filings to disclose and discuss the specific terms of such covenants, including the most restrictive of the required ratios or amounts and the actual ratios or amounts.

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

5.	With regard to your European Sewer Rehabilitation segment, please address the following:

·
You recorded $4.6 million in restructuring charges related to the reorganization of the business, of which $1.2 million is classified in operating expense. Tell us where you have classified the remaining portion of the restructuring charge and how you have presented the restructuring charges on your statement of cash flows.

Response:
The Company recorded a total of $4.6 million of restructuring charges related to the European Sewer Rehabilitation segment, of which $1.2 million was recorded in an operating expense line item on the income statement as it was not considered non-recurring and $3.4 million was recorded on the Restructuring charges line item on the Income Statement on page 43 of the Form 10-K given the non-recurring nature of these costs. In addition, within the financial table presented in the MD&A for discussion on the European Sewer Rehabilitation segment on page 26 of the Form 10-K, the Company reports $3.4 million in expense on the restructuring charges line item in relation to this segment.  The full amount of the $4.6 million charge was recorded as a component of our operating income.

Within the Company’s cash flow statement for the year ended December 31, 2009, the restructuring charges of $4.6 million are included in the changes in operating assets and liabilities in the operating cash flow section.  These costs consisted of write-downs in operating assets, primarily receivables, or incurred liabilities, primarily severances, lease termination and legal costs. For the year ended December 31, 2009, there was no net cash impact related to restructuring charges as these costs were either non-cash items or had not yet been paid.

·
We note that this segment has experienced decreasing trends in sales, gross profit and increasing operating losses.  Tell us and disclose, in future filings, whether or not you anticipate further restructuring charges as a result of the reorganization.  Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results.  An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is “not reasonably likely to occur.”

Response:
We do not anticipate that any further restructuring charges will be recorded as a result of the reorganization of our European Sewer Rehabilitation segment.  We have reviewed the guidance contained in Section 501.02 of the Financial Reporting Codification and we have determined that our ability to recover the assets associated with this segment at December 31, 2009 or a subsequent date is not impaired and that such impairment is not reasonably likely to occur.  Our determination with respect to the non-impairment of assets in this segment is supported by the fact that the recent profit trend of this segment has been favorable, a $2.6 million increase in operating profit for the year ended December 31, 2009 compared to the prior year, if you exclude both the 2008 favorable litigation settlement of $6.7 million and the 2009 $4.6 million restructuring charge.  In addition, the quarter ended March 31, 2010 showed improved results compared to the quarter ended March 31, 2009 as operating profits increased 75.6% from a $108,000 loss to a $35,000 loss, respectively.

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

·
Further, you disclose that you had two reporting units that had a fair value within 20% of their carrying value.  Considering the downward trends in this segment, tell us what consideration was given to performing an interim impairment test of goodwill and long lived assets at March 31, 2010.  Additionally, tell us if these 20% cushion still remained at March 31, 2010.

Response:
Our European Sewer Rehabilitation segment, which as we disclosed in the Form 10-K has goodwill of $19.8 million at December 31, 2009, was not one of the two reporting units that had fair value within 20% of its carrying value.  The European Sewer Rehabilitation segment had a 47% cushion as of our October 1, 2009 annual impairment analysis date.  The two reporting units that were within 20% of their carrying value were Bayou and Corrpro, which are the two significant acquisitions we made in 2009.  We believe it is appropriate and expected that the carrying values would be reasonably close to the computed fair value for these reporting units as the acquisitions were made less than seven months before the impairment measurement date (October 1, 2009).  We did not perform an interim impairment test of goodwill and long-lived assets with respect to Bayou and Corrpro at March 31, 2010 because we did not identify any impairment triggers at that time that suggested the carrying value of the reporting units exceeded the fair value or that the carrying value of long-lived assets could not be recovered.  Since Bayou and Corrpro's financial performance has been reasonably as expected, we believe cushion still existed as of March 31, 2010 between the fair value and the carrying value of the assets of these reporting units.

·
You state that 2008 gross profit was impacted by the inclusion of a gain from a litigation settlement.  Confirm that this settlement is in the legal actions discussed on page 51 and 66, where you state that you recorded, in 2008, $8.0 million of royalty revenue pursuant to the settlement.  Please tell us your basis in US GAAP for classifying the settlement as revenue in operating income.  Refer to ASC 225-10 and 20.

Response:
We confirm that the litigation settlement discussed in our European Sewer Rehabilitation segment MD&A is in the legal actions discussed on page 51 and 66, where we state that we recorded $8.0 million of royalty revenue in 2008 pursuant to the settlement.  As stated in Note 10 on page 66 of the Form 10-K, Per Aarsleff A/S, a publicly traded Danish company, in connection with settlement of the litigation agreed to pay Insituform for past royalties owed by Per Aarsleff under license and implied license agreements.  The amount associated with this royalty revenue ($8.0 million) was recorded as revenue in accordance with US GAAP because we considered it the payment of past royalty revenues.  We believe this presentation is consistent with ASC 225-10-S99-2.  We also reviewed ASC 225-10 to determine if we needed to disclose this royalty revenue on its own line on the income statement.  As royalty revenue does not exceed 10 percent of total revenue, royalty revenue is combined with our other classes of revenue on the revenue line of our consolidated income statement.  We reviewed ASC 225-20 to determine if this royalty revenue (as well as the associated cost of revenues) met the criteria of an extraordinary item.  Insituform had several license agreements with Per Aarsleff as well as other third-party licensees.  This is not unusual as we have license agreements with a number of other companies to utilize our patented technology.  We regularly receive royalty payments from these companies with which we have license agreements.  As such, royalty revenue derived from our license agreements is neither unusual nor infrequent.  We concluded that the royalty payment received from Per Aarsleff did not meet the criteria of an extraordinary item.

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

6.
Gross profit decreased in your Water Rehabilitation segment during 2009 as a result of project execution issues and further decreased in the first quarter 2010 due to the revision in the cost to complete two projects in India.  Clarify whether or not loss provisions were recorded for these two projects.  Please provide us with a current update on the financial status of these projects, including the events and circumstances surrounding the loss provisions, the timing of the provisions, whether or not you expect further losses and if so when you plan to record these charges.  Please note that your MD&A section should also include a detailed discussion and analysis of any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on operations.  If you believe that margins will continue to be impacted as a result of these loss provisions, this fact should be disclosed.  Refer to Item 303 (A) (3) of Commission’s MD&A Interpretive Release 33-8350.

Response:
As stated in the Form 10-K, gross profit in our Water Rehabilitation segment decreased in calendar year 2009 compared to calendar year 2008 due to isolated project execution issues.  However, as stated in our Form 10-Q for the quarter ended March 31, 2010, gross profit in our Water Rehabilitation segment increased $0.8 million compared to the first quarter of 2009.  In addition, our gross profit percentage increased to 12.7% compared to (8.9)% for the first quarter of 2009 and 2.2% for the full year 2009.  The increase was due to the execution of a number of projects in North America in the first quarter of 2010.  While our Water Rehabilitation segment experienced improved gross profit in the first quarter of 2010, our Asia Pacific Sewer Rehabilitation segment experienced a decrease in gross profit due to the revision in the cost to complete two projects in India.  Of the two India projects, one job is operating at a loss, which loss provision has been recorded to the extent of the full expected loss, and the second job is profitable, although at a lower margin than originally expected.

A primary issue that caused us to revise the costs to complete these two projects related to our resin supply.  The estimates to complete were based on using a type of resin (“filled resin”) that was less expensive than other resins available (“unfilled resin”). It was believed that this less expensive resin would be available in the first quarter of 2010, however, this resin was not available for these projects.  As a result, the operation had to use the more expensive unfilled resin.  In the estimates to complete, the discount assumed from the use of the cheaper filled resin had to be removed.  Additionally, the customer is requiring increased tube thickness, which is requiring the use of more resin than originally estimated.

Because these adjustments were isolated, the risk of further substantial write-downs is limited and the Company does not believe that any further loss provisions are required at this time.  The Company does not believe that margins will continue to be impacted by these issues in future quarters.

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

Off-Balance Sheet Arrangements, page 35

7.
You state you have exposure under performance guarantees by contractual joint ventures and indemnification of your surety.  Tell us and disclose, in future filings, the amount of work that represents your maximum exposure to your partner’s proportionate share under these performance guarantees.  Additionally, please revise disclosure to discuss any other guarantees you have made to your partners, such as loan guarantees and the fair value of those guarantees, if any.

Response:
We have a joint venture incorporated in India, (the “India JV”) of which we own 50.5%.  The remaining 49.5% is owned by our in-country joint venture partner.

We have made a credit facility available to the India JV in the amount of 75 million Indian Rupees (“INR”), or approximately USD $1.6 million.  The security for the credit facility is provided by an irrevocable standby letter of credit, under which we are obligated to repay if drawn upon.  Balances drawn under the facility and the underlying letter of credit are reported in the MD&A Liquidity and Resources, and Note 5 of the consolidated financial statements.

An INR 5 million portion of the facility, or approximately USD $106,000, has been carved out of the revolving credit facility to allow the India JV to issue in-country work performance bank guarantees.  At December 31, 2009, there were bonds and guarantees outstanding of USD $104,000 on contract work of USD $1,038,000.  As of March 31, 2010, this bond had been cancelled and there were no guarantees outstanding.  Since the recourse for this facility is the irrevocable standby letter of credit provided by us, we maintain 100% of the exposure for the duration of the bonds outstanding and our ownership percentage as our proportional share of the India JV exposure to the project values.

In addition to the above credit facility, we have directly issued two standby letters of credit in favor of customers in India totaling USD $740,000 and USD $755,000, at December 31, 2009 and March 31, 2010 respectively. Since these letters of credit have been issued by us, under our credit facility we maintain 100% of the exposure for these letters of credit.  These letters of credit are not tied to a percentage of a project value and therefore represent the extent of exposure.

We will include disclosure in future filings regarding our maximum exposure to our joint venture partner’s proportionate share of the India JV performance guarantees and any other joint ventures in which we may become involved in the future.

Note 2. Summary of Accounting Policies, page 50 Revenues, page 51

8.
You briefly discuss how certain contracts performed by the Company’s Bayou business involve storage of customer-supplied pipes on Company property following the completion of services. Please tell us and disclose, in future filings, the terms of these types of arrangements and quantify the amount of revenue you received from these arrangements for each period presented. Further explain how you satisfied the guidelines set forth in ASC 605-10-S99 for revenue recognition related to bill and hold sales.

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

Response:
As disclosed in Note 2 on page 51 of the Form 10-K, Bayou recognizes revenue as coating and bending services are completed as they do not take ownership of the pipe subjected to these services. The title and risk of loss associated with the pipe remains with the customer at all times. Accordingly, the customer-supplied pipes are not included in the Company’s consolidated balance sheet. These pipes are typically very large, in some cases up to 160 feet in length and 3.5 feet in diameter.  The customers generally use these pipes as part of oil and gas exploration or pipeline installation activities.  Due to their size, installation of these pipes in their end use must generally be staged and on-site storage prior to final installation can be limited due to various geographical and logistical constraints related to the applicable construction site.  For these reasons, from time to time the customers request that Bayou store their pipe following the completion of its coating services until a specified time when the pipe is ready for installation at the construction site.  In the event that Bayou stores pipe at a customer’s request, title and risk of loss remain with the customer during any storage period and Bayou’s only remaining performance obligation, which the Company believes is inconsequential, is to load the stored pipe on third-party carriers when the customer requests delivery. When pipe storage is requested by a customer, the Company’s normal billing and credit terms are not modified.   Our general term for these types of arrangements is that payment is due 30 days from the date of invoice.  For the year ended December 31, 2009 and the quarter ended March 31, 2010, we recognized $34.7 million and $3.6 million, respectively, of revenues under bill and hold arrangements.  We intend to disclose in future filings the terms and amounts of revenues for each of the periods presented in these bill and hold arrangements.

The Company applies the bill and hold revenue recognition requirements to these types of service transactions for accounting purposes.  In the Company’s evaluation of when to recognize revenue for these transactions, we carefully consider the guidelines for bill and hold arrangements as set forth in ASC 605-10-S99.  A summary of our analysis of these guidelines is as follows:

Seven Criteria included in ASC 605-10-S99

1.
The risks of ownership must have passed to the buyer.

As discussed above, the risks of ownership remain with the customer at all times during the transaction as ownership of the pipe to be coated is never transferred to the Company by the customer, and, therefore, continues to be owned by the customer.  The pipe remains in the title of the customer throughout the period of time it is at the Bayou facility for coating.  As such, this criterion is met.

2.
The customer must have made a fixed commitment to purchase the goods, preferably in written documentation.

All arrangements are governed by a written contract or purchase order between the Company and the customer, demonstrating a fixed commitment by the customer to purchase the coating services.  As such, this criterion is met.

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

3.
The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis.

In cases where the customers request their coated pipe to be held by the Company until a future delivery date, such a request is included in the terms of the purchase orders or other correspondence by the customer to Bayou.  As discussed above, the Company believes the size and nature of these large pipes that are coated and their intended use provides a substantial business purpose for the customers to occasionally request Bayou to store the pipe for a period of time. As such, this criterion is met.

4.
There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer’s business purpose (e.g., storage periods are customary in the industry).

For orders where the customer requests a bill and hold arrangement, Bayou establishes what it considers to be a fixed schedule for delivery of the coated pipe, which generally consists of a range of dates within a reasonable period of time.  As discussed above, these pipes are typically delivered to construction sites so the timing of requested delivery is subject to the progress of the construction activities and when coated pipe is ready for installation.  The customers provide us information with respect to these anticipated delivery schedules which is important for Bayou to logistically manage the storage of coated pipe on the facility. As such, this criterion is met.

5.
The seller must not have retained any specific performance obligations such that the earning process is not complete.

After completion of coating, the Company’s single remaining obligation to its customers is to re-load the coated pipe onto a third party shipping medium.  However, the Company considers loading to be a perfunctory and inconsequential task.  The re-load of coated pipe is routine for the Company given its experience and expertise.  In addition, the Company has a demonstrated history of completing loading procedures in a timely manner.  The skills and equipment utilized to complete the loading process are not specialized and are readily available. In addition, inspection of the pipe (both internally by the Company and by a third party hired by the customer) occurs after the completion of coating, which further demonstrates that loading of the coated pipe onto a third party shipping medium is perfunctory and client acceptance has already occurred. The performance obligation does not result in the earnings process associated with our coating services to customer owned pipe to be incomplete. As such, this criterion is met.

6.
The ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders.

As the Company’s coating services are subject to the customer’s specific needs and specifications, coated pipe cannot be used to fill other customer orders.  Further, coated pipe subject to bill and hold arrangements is segregated from other Company inventory.  As such, this criterion is met.

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

7.	The equipment/product must be complete and ready for shipment. Upon completion of coating services, the customer’s pipe is complete and ready for shipment. As such, this criterion is met.

Five Factors included in ASC 605-10-S99

1.
The date by which the seller expects payment and whether the seller has modified its normal billing and credit terms for this buy.

The Company does not modify its normal billing and credit terms for its bill and hold transactions, payment terms are the same whether the coated pipe is immediately delivered or stored for a period of time.

2.
The seller’s past experiences with and pattern of bill and hold transactions.

The Company has not had any adverse historical experience concerning its bill and hold transactions as these types of transactions are essential to its customers and provide an additional accommodation offering by Bayou to its customers.  Additionally, Bayou has not experienced differences in the collection of receivables from customers who requested immediate delivery and those that requested a storage period. These arrangements are also typical in this industry.

3.
Whether the buyer has the expected risk of loss in the event of a decline in the market value of goods.

As ownership is never transferred to Bayou and remains with the customer at all times during the transaction, the risk of loss in the event of a decline in the market value of goods is retained by the customer.

4.
Whether the seller’s custodial risks are insurable and insured.

The Company believes that the custodial risks related to any storage of the coated pipe for its customers is insurable but historically the Company has not insured this risk.

5.
Whether extended procedures are necessary in order to assure that there are no exceptions to the buyer’s commitment to accept and pay for the goods sold (i.e., that the business reasons for the bill and hold have not introduced a contingency to the buyer’s commitment).

Due to the nature of the Company’s customers, their desire to have the Company hold coated pipe and the third party inspection of the pipe promptly after it has been coated, no activities beyond the customary requirements are extended procedures on the part of Bayou. As such, the customer’s business reasons for the bill and hold arrangement have not introduced a contingency to the buyer’s commitment to accept and pay for coated pipe.

The Company advises the Staff that it intends to include disclosure in its future filings of the terms of the bill and hold arrangements and the revenue recognized in each period under bill and hold arrangements.

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

Note 2. Summary of Accounting Policies, page 50 Revenues, page 51

9.
Additionally, you state some contracts contain multiple element arrangements. Please tell us and disclose, in future filings, the nature of these arrangements, including the nature of the deliverables and any performance, cancellation, termination or refund-type provisions. Also, quantify how much revenue you have received from such arrangements for each period presented and how your accounting for and disclosure of these arrangements complies with ASC 605-25-25 and 605-25-50.

Response:
The Company, through its Bayou subsidiary, provides value-added services such as external fusion-bonded epoxy (“FBE”) coating (“OD coating”), internal FBE coating (“ID/FBE coating”), internal paint coating (“ID coating”) double joint welding (“DJW”) and concrete weight coating (“CWC”) to customer pipe for use in pipelines in the energy and mining industries. Of the four primary service offerings (OD and ID coating, CWC and DJW), customers may choose any or all of those services separately from one another. The chosen service, therefore, is being performed at the request of the customer and for the customer’s sole benefit apart from any other product or service in the transaction. Each service, or deliverable, in the transaction can be performed without the other services. Additionally, each service is separately priced, has stand-alone value and the fair value of each service can be readily determined.  Performance of each of the deliverables is easily observable due to the nature of the services.  Also, each of our coating and welding services are performed in different buildings within the Bayou facility.  A single plant is not designed to coat both internally or externally, for example. For each service, pipe runs through the specific plant designed for that service, and then is moved to another plant, if further services are required. Customer inspection typically occurs as well at the completion of each service before the pipe is moved to another service. Bids, and therefore payments, are tied to the performance of each specific service. The skills and equipment required to perform the activity are specialized and are not readily available in the marketplace. Costs associated with each activity are more than insignificant in relation to the other items in the arrangement. Accordingly, we consider each service we perform under multiple service arrangements to be separate units of accounting.

At December 31, 2009, Bayou was performing several of these services under one contract for a customer for use in a pipeline being constructed by a project manager.

As the Company considers this contract to contain multiple deliverables, each considered to be a separate unit of accounting, we apply the provisions of ASC 605-10-S99 for revenue recognition to each unit of accounting as follows:

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

1.	Persuasive evidence of an arrangement exists.

The Company has signed agreements to this effect. The Company is performing on and being paid for the services offered in the arrangement.

2.	Delivery has occurred or services have been rendered.

The Company only recognizes revenue when a deliverable has been completed. Customer acceptance is determined upon completion of a deliverable.  Upon the pipe leaving a plant or process (i.e. ID, OD or DJW), Bayou has no risk as to that service.   The Company has acceptance or rejection of the particular service, via inspector reports, either positive or negative.

3.	The seller’s price to the buyer is fixed or determinable.

The buyer receives a bid sheet breaking down the pricing by unit and by service.  Therefore, each unit of accounting is fixed or determinable.

4.	Collectability is reasonably assured.

Collectability is reasonably assured because of the Company’s long history with the customer.  In addition, throughout the duration of the contract, we have received payments in accordance with the billing terms.

Additionally, ASC 605-25-25 provides the following guidance:

In an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if all of the following criteria are met:

1.	The delivered item or items have value to the customer on a stand-alone basis. The item or items have value on a stand-alone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a stand-alone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

Each of the services provided has value to the customer on a stand-alone basis. While each service is applied to the same pipe, they are independent of one another in purpose and each could be sold separately by another vendor.  Further, upon completion of one deliverable, the customer could use, resell or have the subsequent services provided by another vender for the pipe without the completion of the other deliverables.

2.	There is objective and reliable evidence of the fair value of the undelivered item(s).

There is objective and reliable evidence of the fair value of the undelivered services as the price or fair value of each service to be performed is independently derived using a bid or negotiation system. For this contract, our pricing for each service performed is consistent with pricing for similar services performed under our single service contracts with other customers.  Accordingly, we believe the revenue associated with services yet to be performed which has not yet been recognized is representative of fair value for those services.

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

3.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

This arrangement does not include a general right of return. However, if a return or pipe rejection was to happen, performance on the undelivered item is certain and falls in complete control of the vendor (i.e. Bayou).

This contract that we consider to be a multiple element arrangement does not contain performance, cancellation, termination or refund-type provisions.

For the year ended December 31, 2009 and the quarter ended March 31, 2010, the Company recognized $14.8 million and $13.7 million, respectively, related to this multiple element arrangement. For purposes of the Form 10-K, the Company considered the disclosure requirements for multiple element arrangements included in ASC 605-25-50.  The Company concluded that the earnings impact associated with this contract was immaterial for the year ended December 31, 2009. As the Staff observed, the Company did disclose that we recognize revenue under the multiple element arrangement model, but we did not include the full disclosures required by ASC 605-35-50 based on our materiality conclusion.  Going forward, if the level of revenue recognized for multiple element arrangements is material, the Company will include the required disclosures as defined in ASC 605-25-50.

Note 14. Selected Quarterly Financial Data, page 72

10.
Please revise future filings to provide a narrative discussing any significant events or circumstances that lead to material variations on a quarterly basis. Refer to Item 302 of Regulation S-K or SAB Topic 6G: In this regard, your first quarter 2009 operating income and loss from continuing operations varies materially from the first quarter of 2008 and the second quarter of 2009.

Response:
In future filings, the Company will discuss any significant events or circumstances that lead to material variations on a quarterly basis. With regard to the specific item mentioned above, in future filings, the Company will disclose the following additional information as footnotes to the quarterly financial table presented in the Selected Quarterly Financial Data note:

·	The 2009 quarter results include amounts from our acquisitions of Bayou and Corrpro from their acquisition dates of February 20, 2009 and March 31, 2009, respectively.
·	In the first quarter of 2009, the Company recorded $8.2 million of acquisition-related expenses in connection with the acquisitions of Bayou and Corrpro.
·
In the third quarter of 2009, based on the year-to-date results for Bayou, the Company revised its estimate of the Bayou earnout, which resulted in a favorable pre-tax adjustment to acquisition-related expenses of $1.6 million.

·
In the fourth quarter of 2009, the Company recorded $5.2 million charge in connection with the restructuring of our European operations and the closure of the Corrpro paint team business ($4.0 million of which is classified on the restructuring line of the income statement and $1.2 million of which is classified in operating expenses on the income statement).

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

Item15 – Exhibits and Financial Statement Schedules, page 75

11.
It appears that you have not filed the schedules to the Credit Agreement dated March 31, 2009 (Exhibit 10.19).  Please file the complete copy of your credit agreement as an exhibit with your next periodic report.

Response:
The schedules to the Credit Agreement were intended to support the representations and warranties made as of the date of execution of the Credit Agreement.  The information was current as of March 31, 2009, when we entered into the Credit Agreement, but is no longer accurate in most instances.  This is due, in large part, to our continuing integration of Bayou and Corrpro, both of which the Company acquired at approximately the same time as entering into the Credit Agreement.  If the Company files the Credit Agreement with the schedules as an exhibit to its next quarterly filing, we believe disclosing such information that is no longer current will be misleading to our investors.  In addition, certain schedules contain data that is sensitive, proprietary and confidential, the disclosure of which would result in a significant risk of competitive harm (i.e., information about our collective bargaining agreements, liens, intercompany loans and transactions with affiliates). Additionally, in most instances, this sensitive information is no longer current, again, mostly due to the Company’s continuing integration of Bayou and Corrpro.

The Company advises the Staff that for any credit agreements that the Company enters into in the future and which are filed pursuant to Item 601(b)(10) of Regulation S-K, the Company will file all exhibits and schedules.  To the extent it is determined that such disclosure would result in a significant risk of competitive harm, the Company will submit any such schedules for your review with a request for confidential treatment as provided under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Definitive Proxy Statement on Schedule 14A filed on March 17, 2010

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

Annual Cash Incentive Compensation, page 21

12.
With a view toward future disclosure, please tell us what the actual level of target achievement was with respect to the net income target for year 2009.  In addition, please discuss what the individual performance objectives were for each named executive officer and how the compensation committee determined achievement of these objectives.  To the extent that the compensation committee’s decisions regarding a named executive officer’s individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer’s personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions.  Refer to Item 402(b)(2)(vii) of Regulation S-K.

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

Response:
As stated in the Proxy, the net income target was $30,259,000, subject to adjustment.  The actual level of net income achievement was $32,932,000, or 108.8% of the net income target for 2009.

The Company’s 2009 Management Annual Incentive Plan is funded through two funding pools.  The first pool is funded based on the achievement of a consolidated Company net income target adjusted as detailed in the Proxy.  The second pool is funded based on the achievement of a Company consolidated net income target or applicable business unit operating income target depending upon the level and function of the executive.  For each of the named executive officers in 2009, the performance target in determining the second funding pool is based upon the Company’s consolidated net income.

Once funded, incentive payments to individual participants from the second funding pool are based on the Compensation Committee’s assessment of the individual’s achievement of his or her pre-determined individual performance objectives.  The Committee assigns no particular weighting to the various individual objectives nor are the bonus amounts from this second pool formulaically determined.  The process used to determine achievement of each named executive officer’s individual performance objectives is fundamentally subjective in nature and is tied to an overall assessment of the individual’s performance for the year rather than the level of achievement of each articulated objective. Generally, our Compensation Committee assesses individual performance against a number of factors, including each named executive officer’s relative contributions to the Company’s corporate goals, demonstrated career growth, and a review of the respective named executive officer’s overall department performance.

Because the individual performance targets are not directly determinative of each named executive officer’s incentive payments from the second pool, we do not believe these individual performance targets are material to the final decision with regard to individual bonus amount and therefore are not required to be disclosed.  That being said, generally, for 2009, the individual performance targets for our CEO related to, among other things, the accomplishment of certain strategic objectives, company-wide financial and operational objectives, (including, but not limited to, sales and earnings growth, certain cash flow benchmarks and margin goals), as well as initiatives relating to operational and administrative efficiencies.  Individually, each other named executive officer worked to achieve similar action items applicable to their functions within the Company.

Long-Term Incentive Compensation, page 23

13.
In future filings, please revise your disclosure to address the basis upon which the compensation committee allocated compensation to each different form of award (i.e., options, restricted stock and long-term incentive cash).  See Item 402(b)(2)(iii) of Regulation S-K.

Response:
The Company advises the Staff that the Company intends to include in its disclosure under “Long-Term Incentive Compensation” in future filings the basis upon which the Compensation Committee allocates compensation to each form of award (i.e., options, restricted stock and long-term incentive cash).

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

14.
Please explain how the compensation committee arrived at the various equity award amounts in relation to the nominal values of the long-term incentive compensation disclosed on page 23.  In addition, please discuss how the compensation committee determined the actual number of restricted stock awarded to each named executive officer.

Response:
As stated in the Proxy, in 2009, the mix of long-term incentive compensation for Messrs. Burgess, Martin and Morris and Ms. Sharp was allocated as follows: 50% stock options, 35% restricted stock and 15% long-term incentive cash. Mr. Young joined the Company in 2009 and was awarded 100% of his long-term incentive compensation as restricted stock.  The number of stock options awarded to the named executive officers was based primarily on the target dollar value of the amount of such executive’s long-term incentive compensation allocated to stock options. That target dollar value was translated into a number of shares by dividing the estimated per share economic value of the award on the date of grant, as determined using a binomial valuation. Based on advice of the Compensation Committee’s independent compensation consultant, the binomial value of stock options on the date of the grant was $5.90 per share.

Similarly, the number of shares of restricted stock awarded to the named executive officers was based primarily on the target dollar value of the amount of such executive’s long-term incentive compensation allocated to restricted stock.  That target dollar value was translated into a number of shares of restricted stock based on the estimated per share economic value of the award on the date of grant, which was the closing per share price of the Company’s common stock as reported on the Nasdaq Global Select Market on the date of grant, discounted for the performance and service restrictions and the risk of forfeiture of the award, as determined based on the advice of the Compensation Committee’s independent compensation consultant.  After taking these considerations into account, the value of the restricted stock was determined to be $7.54 per share (except for Mr. Young, for whom the value was slightly higher due to a higher stock price on the award date).

With regards to long-term cash incentives, for the 2009-2011 Performance Period, the target cash incentive award was determined based on the future value of 15% of the total dollar value of the long-term incentive compensation established for each named executive officer (except Mr. Young who did not participate). For 2009, a multiplier of approximately 1.38 on the nominal value of the cash incentive portion of the award was used to determine the future value of the target award.

To illustrate the above, the nominal value of Mr. Morris’ 2009 long-term incentive compensation was $650,000 which was allocated as follows: 50% ($325,000) awarded in stock options with a nominal value of $5.90 per share, which resulted in an award of 55,085 stock options; 35% ($227,500) awarded in restricted stock with a nominal value of $7.54 per share, which resulted in an award of 30,172 shares of restricted stock; and 15% ($97,500) awarded under the long-term cash incentive program, with a multiplier of approximately 1.38 used on such nominal value to determine the future value of the target award, which resulted in a target award set at $134,483.

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

Cash-Based Incentives, page 26

15.	With respect to the determination of the future value of the target award, please explain how the compensation committee selected the 1.38 factor, and what this factor represents.

Response:	The Compensation Committee selected 1.38 as the multiplier on the nominal value of the cash incentive award to determine the future value of the target award primarily based on the advice of its compensation consultant. The factor reasonably reflects the time value of money and the risk associated with the performance based payout range (i.e., assuming a payout range of 50%/100%/200% and a three-year performance cycle). Assumptions with respect to these criteria are based on historical trends and known economic and market conditions at the time of valuation.

Summary Compensation Table, page 31

16.
We note your footnote (4) disclosure regarding the one-time bonus paid in connection with certain extraordinary events.  Please tell us, and to the extent applicable, in future filings, disclose the extraordinary events giving rise to this bonus award, as well as the elements considered by the compensation committee in determining the size of the bonus amounts.  Your disclosure should provide investors insight into the committee’s decision-making process.

Response:
The extraordinary events and transaction activities giving rise to additional one-time bonus payments in 2008 of $125,000 to Mr. Burgess, $50,000 to Mr. Martin, $50,000 to Mr. Morris and $25,000 to Ms. Sharp included the successful conclusion of a proxy contest in connection with our 2008 Annual Meeting of Stockholders, negotiations and due diligence in connection with our acquisitions of Bayou and Corrpro (which were successfully completed in the first quarter of 2009), preparations in connection with a publicly underwritten equity offering (which was successfully completed in the first quarter of 2009) and negotiations in connection with the credit facility (which was successfully completed in the first quarter of 2009).  In determining the amounts of such additional bonus awards, the Compensation Committee considered the recommendations of the Chief Executive Officer (other than for Mr. Burgess himself), the dedication and exceptional performance of such officers in connection with and in light of these events and tasks and their continued focus on day-to-day operations concurrently with their performance of these tasks.

The Company advises the Staff that the Company intends to include in its disclosure in future filings, to the extent applicable, the extraordinary events giving rise to this bonus award, as well as the elements considered by the Compensation Committee in determining the size of the bonus amount.

Change of Control, Severance and Termination, page 35

17.
To the extent that any of your named executive officers are covered by the Severance Policy, in future filings please revise your disclosure to describe and explain the specific circumstances that would trigger payment or the provision of other benefits under the policy, as well as quantify the estimated payments and benefits that would be provided in each covered circumstance.  See Item 402(j)(1) and (2) of Regulation S-K.

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

Response:
The Company advises the Staff that the specific circumstances that would trigger payment to the named executive officers under our Severance Policy are set forth in the first paragraph of this section of the Proxy.  In future filings, we will quantify the estimated payments and benefits that would be payable to each of the named executive officers under the Severance Policy in the event of a triggering event.  The Company also advises the Staff that we intend to revise the disclosure regarding our Severance Policy to explain that named executive officers are also entitled to receive $10,000 of outplacement services.

18.	In future filings, please provide the rationale for the single trigger acceleration of the unvested equity awards upon a change in control. See Item 402(b)(2)(xi) of Regulation S-K.

Response:	The Company advises the Staff that the Company intends to include disclosure in its future filings with respect to the rationale of the Compensation Committee in authorizing a single trigger acceleration of unvested equity awards upon a change in control.

Form 8-K filed April 26, 2010

19.
Included in your Exhibit 99.1 to Form 8-K dated April 26, 2010 you include a non-GAAP income statement for the three months ending March 31, 2010 as well as a brief “Regulation G statement” that discusses the fact that you have excluded certain items that have impacted income and diluted EPS. Please tell us how your inclusion of a non-GAAP income statement complies with Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and satisfies the reconciliation requirement of Regulation G.

Response:
While generally presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information, the Company felt the inclusion of the full income statement was necessary for the following reasons:

1.
Due to the materiality and timing of the acquisitions of Bayou and Corrpro, any comparison to prior year financial data, without this table, could present an inaccurate representation of the financial information of the Company that could possibly mislead the investors as to the financial results of the Company for the first quarter of 2010.

2.
Without including the non-GAAP income statements for the three months ended March 31, 2010 and March 31, 2009, an investor could have had the impression the Company’s revenue and net income without the Bayou and Corrpro acquisitions increased 55.6% and 802.2%, respectively. The inclusion of the non-GAAP income information clearly shows the Company’s revenue and net income without the Bayou and Corrpro acquisitions increased 14.8% and 32.5%, respectively.

3.
The full non-GAAP income statement was only necessary for the Form 8-K, filed April 26, 2010, presenting the results of the first quarter of 2010 since the first quarter of 2009 did not include any results from Corrpro and only 40 days of results from Bayou. In the upcoming quarters of 2010, a full non-GAAP income statement for 2010 quarter results will not be necessary in relation to Bayou and Corrpro performance as future quarters will compare similar period results.

Securities and Exchange Commission
Mr. Terence O’Brien
June 25, 2010

4.
Due to the seasonality of the Company, it was necessary and appropriate to compare results from the first quarters of 2010 and 2009 instead of comparing the first quarter of 2010 to the fourth quarter of 2009 where the results of Bayou and Corrpro were included for both periods.

Pursuant to your request, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (636) 530-8033 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,

                                                                        INSITUFORM TECHNOLOGIES, INC.

By: /s/ David A. Martin
    David A. Martin,
    Senior Vice President and Chief Financial Officer